Exhibit 99.2

Appendix 3C

Announcement of buy-back

Rule 3.8A

Appendix 3C

Announcement of buy-back

(except minimum holding buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001, 11/01/10

Name of entity	ABN/ARSN
James Hardie Industries plc	097 829 895

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	Selective

2	+Class of shares/units which is the subject of the buy-back (eg, ordinary/preference)	Ordinary shares / CUFS

3	Voting rights (eg, one for one)	One for one

4	Fully paid/partly paid (and if partly paid, details of how much has been paid and how much is outstanding)	Fully paid

5	Number of shares/units in the +class on issue	445,608,685

6	Whether shareholder/unitholder approval is required for buy-back	Not required

7	Reason for buy-back

Ongoing capital management programme as announced to the ASX on 19 May 2016. Shares/CUFS acquired pursuant to this transaction form part of the USD 100 million purchase authorisation referred to in the Appendix 3C dated 1 August 2016.

+ See chapter 19 for defined terms.
11/01/2010 Appendix 3C Page 1

Appendix 3C

Announcement of buy-back

8	Any other information material to a shareholder’s/unitholder’s decision whether to accept the offer (eg, details of any proposed takeover bid)	Not applicable
On-market buy-back
9	Name of broker who will act on the company’s behalf	Not applicable

10	Deleted 30/9/2001.

11	If the company/trust intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	Not applicable

12	If the company/trust intends to buy back shares/units within a period of time - that period of time; if the company/trust intends that the buy-back be of unlimited duration - that intention	Not applicable

13	If the company/trust intends to buy back shares/units if conditions are met - those conditions	Not applicable
Employee share scheme buy-back
14	Number of shares proposed to be bought back	Not applicable

15	Price to be offered for shares	Not applicable

+ See chapter 19 for defined terms.
Appendix 3C Page 2	11/01/2010

Appendix 3C

Announcement of buy-back

Selective buy-back
16	Name of person or description of class of person whose shares are proposed to be bought back	See announcement dated 5 September 2016.

17	Number of shares proposed to be bought back	2,162,696, subject to adjustment as described in the announcement dated 5 September 2016.

18	Price to be offered for shares	Refer to announcement dated 5 September 2016

Equal access scheme
19	Percentage of shares proposed to be bought back	Not applicable

20	Total number of shares proposed to be bought back if all offers are accepted	Not applicable

21	Price to be offered for shares	Not applicable

22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	Not applicable

Compliance statement
1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

or, for trusts only:

1.	The trust is in compliance with all requirements of the Corporations Act as modified by Class Order 07/422, and of the trust’s constitution, relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	/s/ Natasha Mercer	Date: 5 September 2016
(Company secretary)

Print name:	Natasha Mercer

+ See chapter 19 for defined terms.
11/01/2010 Appendix 3C Page 3